Filed By Energy Transfer Corp LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: May 2, 2016

Explanatory Note

On September 28, 2015, The Williams Companies, Inc. (“Williams”), Energy Transfer Equity, L.P. (“Energy Transfer” or the “Partnership”), Energy Transfer Corp LP (“ETC”), Energy Transfer Corp GP, LLC (“ETC GP”), LE GP, LLC (“LE”) and Energy Transfer Equity GP, LLC (“ETE GP” and, together with Energy Transfer, ETC, ETC GP and LE, the “ETE Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing that Williams will be merged with and into ETC (the “Merger”), with ETC surviving the Merger. Energy Transfer formed ETC as a limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes.

On May 1, 2016, Williams and the ETE Entities entered into Amendment No. 1 to the Merger Agreement (the “Amendment”), pursuant to which the form of election (the “Form of Election”), through which Williams stockholders will elect their preferred form of merger consideration, will be mailed to Williams stockholders on the same date as the proxy statement / prospectus related to the Williams’ stockholder meeting to consider and vote upon the Merger. In addition, the Amendment changes the deadline for receipt of the Form of Election by the exchange agent from 30 days prior to the closing of the Merger to the earlier of (i) 20 business days after the mailing of the Form of Election to Williams stockholders and (ii) three business days prior to the anticipated closing date of the Merger.

The proxy statement / prospectus may not be mailed prior to the Securities and Exchange Commission (“SEC”) completing its review of the proxy statement / prospectus and declaring effective the Registration Statement on Form S-4. In this regard, the SEC sent a letter to Energy Transfer and Williams on April 25, 2016 that contained a request for additional or clarifying disclosure to be included in the proxy statement / prospectus with respect to several matters. Energy Transfer and Williams are continuing to jointly develop appropriate revisions to the proxy statement / prospectus to address these requests prior to the resubmission to the SEC for its further review. In light of this ongoing SEC review process and the desire of Energy Transfer and Williams to mail the Form of Election and the proxy statement / prospectus to Williams stockholders at the same time, Energy Transfer and Williams agreed, pursuant to the Amendment, to eliminate the standalone requirement for Energy Transfer to mail the Form of Election so that the Form of Election and the proxy statement / prospectus will be mailed together and provide for a reduction of the time period between the election deadline and the anticipated closing date.

Other than as expressly modified pursuant the Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by Energy Transfer on September 29, 2015, remains in full force and effect as originally executed on September 28, 2015. The foregoing description of the Amendment and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, which is attached as Exhibit 2.1 to Energy Transfer’s Current Report on Form 8-K dated May 2, 2016.

As previously disclosed on the Partnership’s Current Report on Form 8-K filed on April 19, 2016, if the closing of the Merger were to have occurred as of the date of the last amendment to ETC’s Registration Statement on Form S-4 filed with the SEC on April 18, 2016, Latham & Watkins LLP would have been unable to deliver to ETC and Williams its tax opinion to the effect that the contribution of Williams’ assets and liabilities to the Partnership and the Partnership’s issuance of Class E units to ETC should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies (the “721 Opinion”). The receipt by ETC and Williams of the 721 Opinion is one of the conditions to the closing of the Merger and the Partnership believes that there is a substantial risk that the condition will not be satisfied.

Forward-looking Statements

This document contain forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the potential merger of the Partnership and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K for each of the Partnership, Energy Transfer Partners, L.P. (“ETP”), Sunoco Logistics Partners L.P. (“SXL”), Sunoco LP (“SUN”), Williams and Williams Partners LP (“WPZ”) filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in the Partnership’s, ETP’s, SXL’s, SUN’s, Williams’ and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this document are set forth in other reports or documents that the Partnership, ETP, SXL, SUN, Williams and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between the Partnership, ETC and Williams; (2) the ultimate outcome and results of integrating the operations of the Partnership and Williams, the ultimate outcome of the Partnership’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of the Partnership, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of the Partnership’s common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; (9) the ability to maintain the Partnership’s, ETP’s, SXL’s, SUN’s, Williams’ and WPZ’s current credit ratings; and (10) the outcome and impact of the lawsuits filed by Williams against the Partnership and its management. All forward-looking statements attributable to the Partnership or any person acting on the Partnership’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither the Partnership nor Williams undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this document or to reflect actual outcomes.

Additional Information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This document relates to the entry by the Partnership and Williams into definitive agreements for a combination of the two companies. In furtherance of this proposal and subject to future developments, the Partnership, ETC and Williams may file one or more registration statements, proxy statements or other documents with the SEC. This document is not a substitute for any proxy statement, registration statement, prospectus or other document the Partnership, ETC or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE PARTNERSHIP AND WILLIAMS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Partnership, ETC and Williams through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by the Partnership and ETC with the SEC will be available free of charge on the Partnership’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

The Partnership and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K filed with the SEC on February 29, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Partnership using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 26, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.